February 12, 1997


THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 902(G) OF
REGULATION S-T


Securities and Exchange Commission
OFIS Filer Support,
SEC Operations Center
6432 General Green Way
Alexandria, Virginia  22312-2413

Re:  Filing:             Schedule 13-G
     Name of Issuer:     Real Silk Investments, Inc. [CUSIP number 756027108]
     Reporting Person:   Daniel R. Efroymson; Mary Ann Stein;
                         Moriah Fund, Inc.



  Gentlemen:

  We are enclosing one copy of our Schedule 13-G for the period ending December 31, 1996.




  Cordially,




  Lorretta A. Cox, Secretary
  Real Silk Investments, Inc.

                                               OMB APPROVAL
                                  OMB NUMBER:     3235-0145
                                EXPIRES:    AUGUST 31, 1991
                                  ESTIMATED AVERAGE BURDEN
                                 HOURS PER RESPONSE   14.90

                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                   (Amendment No. __16___)

  ______REAL SILK INVESTMENTS, INCORPORATED______________________
                       (Name of Issuer)
            (Formerly:  Real Silk Hosiery Mills, Incorporated)

  ____________________COMMON STOCK______________________________
                (Title of Class of Securities)


_____________________756027108__________________________________
                        (CUSIP Number)


Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.__________                    13G               Page____of____ Pages



  1

  NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Daniel R. Efroymson
       Mary An Stein
       Moriah Fund, Inc.



  2

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                               (a)___


                               (b)_X_



  3

  SEC USE ONLY




  4

  CITIZENSHIP OR PLACE OF ORGANIZATION

  U.S.A


  NUMBER OF SHARES BENEFICIALLY
  OWNED BY EACH REPORTING PERSON
  WITH
  5
  SOLE VOTING POWER
  D.R. Efroymson               5,233
  Moriah Fund, Inc.           77,000




  NUMBER OF SHARES BENEFICIALLY
  OWNED BY EACH REPORTING PERSON
  WITH
  6
  SHARED VOTING POWER
  D.R. Efroymson              47,489
  M.A. Stein                   6,905




  NUMBER OF SHARES BENEFICIALLY
  OWNED BY EACH REPORTING PERSON
  WITH
  7
  SOLE DISPOSITIVE POWER
  D.R. Efroymson               5,233
  Moriah Fund, Inc.           77,000




  NUMBER OF SHARES BENEFICIALLY
  OWNED BY EACH REPORTING PERSON
  WITH
  8
  SHARED DISPOSITIVE POWER
  D.R. Efroymson              47,489
  M.A. Stein                   6,905




  9

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  129,722




  10

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
  SHARES*




  11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  78.8%



  12

  TYPE OF REPORTING PERSON*
  Moriah Fund, Inc.        CO
  D.R. Efroymson           IN
  M.A. Stein               IN


             *SEE INSTRUCTION BEFORE FILLING OUT!



  Schedule 13-G

  Amendment No. 16

  ITEM  4.     Ownership:

    (a)   Amount beneficially owned

                 129,722

    (b)   Percent of Class

                78.8%

  This amendment is filed to reflect the total number of shares beneficially owned in Item 4 (a) and cover sheet Item 9.

  Many of the shares are held in accounts of which more than one member of the group has beneficial ownership. These shares are reported as beneficially owned by each such reporting person under the "shared" categories resulting in the total shares reported in those categories exceeding the actual number of shares involved.



  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  _____________
  Date

  Daniel R. Efroymson

  Mary Ann Stein

  Moriah Fund, Inc.


  By

  __________________________
  Daniel R. Efroymson
  Pursuant to the Power of Attorney,
  Schedule 13g, Amendment No. 5,
  Page 5, filed January 23, 1986,
  and Power of Attorney, Schedule 13G,
  Amendment No. 9, Page 6, filed
  February 13, 1990.






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